[Kerzner Logo]


FROM:         Kerzner International Limited
              The Bahamas
              Investor Contact:  Omar Palacios
              Tel:  +1.242.363.6016
              Media Contact:  Lauren Snyder
              Tel:  +1.242.363.6014

FOR IMMEDIATE RELEASE

KERZNER POISED TO DEVELOP RESORT CASINOS IN THREE LEADING MARKETS IN THE UNITED KINGDOM; KERZNER APPOINTED PREFERRED DEVELOPER FOR PROJECTS IN GLASGOW AND MANCHESTER

        PARADISE ISLAND, The Bahamas--(BUSINESS WIRE)--July 13, 2004--

        Kerzner has Entered into Agreements with Anschutz Entertainment

     Group to develop the Millennium Dome in London; Proposed Developments

                       Dependent on UK Regulatory Reform

Kerzner International Limited (NYSE:KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotel properties, today announced that it has been appointed the preferred developer with respect to the development and management of gaming, hotel and entertainment facilities in two key markets in the United Kingdom. The proposed sites for the projects are the Scottish Exhibition + Conference Centre (the "SECC") in Glasgow and Sportcity in East Manchester. Over the course of the next several months, the Company will enter into negotiations of binding agreements for both of these projects. These developments are part of major regional regeneration projects supported by the respective council for each city. Each of these projects was the subject of a competitive bidding process with up to a dozen major U.S. and European gaming companies tendering proposals in each instance.

In addition, the Company announced that it has entered into a binding agreement with affiliates of Anschutz Entertainment Group for the development and operation of a casino and hotel resort facility at the Millennium Dome in London (the "Dome").

These three proposed developments, which are subject to the passage of gaming legislation in the U.K., are all expected to meet the `Resort' or `Regional' Casino' criteria defined by the Department of Culture, Media and Sport and the Parliamentary Joint


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Committee which recently reviewed the draft Gambling Bill. The three developments are subject to certain conditions, including the passage of gaming reform legislation and the receipt of applicable regulatory, municipal, regional or other approvals. If all of the necessary conditions are satisfied by 2005, the Company would expect these development projects to be completed during 2007. The Company expects the total capital commitment for the development projects to be approximately $1 billion.

SCOTTISH EXHIBITION + CONFERENCE CENTRE, GLASGOW

In October 2003, SEC Ltd announced a master plan outlining the future of the SECC in the form of a major development. This project, named "QD2" because it marks the second redevelopment of Queens Dock in Glasgow (the first being the construction of the SECC in 1985), plans to transform the SECC's 64-acre site into a complete exhibition, conference and entertainment complex. The SECC is currently the largest integrated conference and exhibition centre in the U.K.

The QD2 project will involve over $1 billion of new investment, and includes the construction of a purpose-built arena. SEC Ltd has appointed the Company as preferred developer to build Scotland's first destination resort casino as part of the overall development. Construction of the proposed $300 million resort casino and hotel complex is projected to be completed in 2007.

For more information regarding the SECC, please visit http://www.secc.co.uk.

SPORTCITY, EAST MANCHESTER

A consortium led by the Company and Manchester-based Ask Developments (and including partners Artisan and MANCAT) has been selected by the Manchester City Council to develop an approximately $500 million project incorporating casino and family entertainment, sports and residential components at Sportcity, East Manchester as to which the Company expects the total cost of its project will be approximately $350 million. Already the home of the Manchester City Football Club and other sports facilities built for the last Commonwealth Games, Sportcity would gain significant additions, including a casino, a hotel, a 4,000-seat multi-purpose arena and ice rink, together with other indoor sporting facilities, as well as a residential development.

For more information regarding the Manchester City Council, please visit http://www.manchester.gov.uk.

MILLENNIUM DOME, LONDON

In June 2004, the Office of the Deputy Prime Minister announced the successful completion of all commercial contracts and planning negotiations among the national regeneration agency, English Partnerships, Peninsula Meridian Delta Ltd, Anschutz Entertainment Group and the Greenwich Council. These arrangements are expected to lead to the regeneration of the Greenwich Peninsula in London, which will include extensive new commercial facilities as well as homes, schools, nursery and health


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provision, transportation infrastructure and the development of a world-class entertainment and sports arena within the Dome.

Anschutz Entertainment Group expects to develop a 20,000-seat entertainment and sports arena within the Dome, known as the "Dome Arena". The Dome Arena will also operate as a fully flexible exhibition space. The Dome Arena is expected to host at least 150 events a year. In addition to the Dome Arena, the Dome project will include entertainment, leisure and retail facilities. The Company had previously announced in September 2003 an agreement to participate in a development of this type. The Company has now identified the project as the Dome. The Company's agreement with Anschutz Entertainment Group entitles the Company to develop and operate a $350 million proposed resort casino and hotel, subject to various conditions.

ABOUT THE COMPANY

Kerzner International Limited (NYSE:KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the U.K., Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit, www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios at +1-242-363-6016. Media inquiries should be directed to Lauren Snyder at +1-242-363-6014.

   CONTACT: Kerzner International Limited, The Bahamas
            Investor Contact:
            Omar Palacios, +1-242-363-6016
            or
            Media Contact:

            Lauren Snyder, +1-242-363-6014

   SOURCE:  Kerzner International Limited